Exhibit 99.1

PRESS RELEASE

VCI GLOBAL’S REAL ESTATE ARM ACQUIRES IMPIANA PRIVATE VILLAS KATA NOI IN PHUKET, THAILAND

24 January 2024 | Globe Newswire

KUALA LUMPUR, Malaysia, January 24, 2024 – V Capital Real Estate Sdn Bhd, the real estate arm and a subsidiary of VCI Global Limited (NASDAQ: VCIG) (“VCI Global”, or the “Company”), today announced that it has executed an agreement with Haad Sai Ngen Co. Ltd. for the acquisition of leasing rights for land, including Impiana Private Villas Kata Noi, Phuket, and its associated assets.

Upon VCI Global’s acquisition of the leasing rights for an approximately 2,902 square meters land area in Karon Sub-District, Muang Phuket District, Phuket Province, Thailand, the Company secures Impiana Private Villas Kata Noi, Phuket along with all its associated assets. Impiana Private Villas Kata Noi comprises 11 villas, covering 1,085 square meters, occupying less than 40% of its land area. This presents a promising opportunity for potential future expansion.

The World Bank has projected a rise in Thailand’s economic growth from 2.5% in 2023 to 3.2% in 2024, fuelled by recovery in tourism, goods export, and sustained private consumption. Thailand aims to expand its Visa-Free program, including visitors from India and Taiwan alongside China and Kazakhstan, with the expectation of foreign tourist arrivals reaching 35.6 million in 2024. As of October 2023, tourist arrivals totalled 22.2 million. Among these, arrivals from Malaysia, Russia, South Korea, and India reached 79-109% of pre-pandemic levels. The noteworthy construction of Thailand’s inaugural seaplane terminal at Phuket International Airport is poised to significantly benefit Phuket’s tourism, addressing the escalating demand for coastal tourism, and thereby fostering growth in both the tourism and hospitality sectors.

Dato’ Victor Hoo, Group Executive Chairman and Chief Executive Officer of VCI Global said, “Thailand’s hospitality industry is expected to reach USD$19 billion by 2028, giving a 5-year compound average growth rate of almost 30%. Aligned with our strategy to explore opportunities in the Southeast Asia hospitality sector, we consider the acquisition of Impiana Private Villas Kata Noi a strategic investment. We anticipate further prospects in hospitality, fostering growth of our subsidiary, V Capital Real Estate Sdn Bhd.”

About VCI Global Limited

VCI Global Limited has established itself as a world-class multi-disciplinary consultancy group in the areas of business, technology, and marketing consultancy. Our dedicated team of consultants possesses extensive expertise in capital markets, investor/public relations, marketing, real estate, and technology consultancy, ensuring the fulfilment and surpassing of clients’ requirements and objectives. Our commitment to excellence ensures that our valued clients receive not only expert advice, but a comprehensive partnership aimed at achieving their business goals and staying ahead in today’s competitive business environment.

For more information on the Company, please log on to https://v-capital.co/.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business, the completion of the offering, the satisfaction of customary closing conditions related to the offering, the intended use of proceeds from the offering, and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, market and other conditions, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

CONTACT INFORMATION:

For media queries, please contact:

VCI Global Limited

enquiries@v-capital.co